Exhibit 11

NEW YORK COMMUNITY BANCORP, INC.

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except per share data)	2004	2003(1)	2004	2003(1)
Net income	$42,755	$71,752	$172,778	$139,120
Weighted average common shares outstanding	259,949	176,455	260,307	179,403

Basic earnings per common share	$0.16	$0.41	$0.66	$0.78

Weighted average common shares outstanding	259,949	176,455	260,307	179,403
Additional dilutive shares using average market value for the period when utilizing the treasury stock method	7,752	4,267	10,310	3,384

Total shares for diluted earnings per share	267,701	180,722	270,617	182,787

Diluted earnings per common share and common share equivalents	$0.16	$0.40	$0.64	$0.76

(1)	Share amounts for the three and six months ended June 30, 2003 have been adjusted to reflect a 4-for-3 stock split on February 17, 2004.